RUBICON MINERALS CORPORATION

                                             2010

A N N U A L M E E T I N G Place: Time: Date:

Notice of Annual and Special General Meeting of Shareholders

Management Information Circular

InterContinental Toronto Centre, Ontario Room,
225 Front Street West,
Toronto Ontario, M5V 2X3
Canada

4:00 p.m. (Toronto time)

Monday, May 31, 2010

C O R P O R A T E D A T A	Head Office Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6 Telephone: (604) 623-3333 Facsimile: (604) 623-3355 E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com

Directors	Officers
David W. Adamson	David W. Adamson, President & CEO
John R. Brodie, FCA	William J. Cavalluzzo, VP Investor Relations
David R. Reid	Glenn Kumoi, VP General Counsel & Corporate Secretary
Christopher J. Bradbrook	Matthew Wunder, VP Exploration
Bruce A. Thomas, Q.C.	Claude Bouchard, VP Operations
Philip S. Martin	Robert G. Lewis, Chief Financial Officer
Legal Counsel
Davis LLP Barristers & Solicitors 2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7	Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington USA 98101

Auditors

De Visser Gray LLP

Chartered Accountants

401 – 905 West Pender Street

Vancouver, BC
V6C 1L6

Registrar & Transfer Agent

Computershare Investor Services Inc.

4th Floor, 510 Burrard Street

Vancouver, BC
V6C 3B9

Listings

Toronto Stock Exchange

TSX Trading Symbol: RMX

NYSE.AMEX

Trading Symbol:  RBY
    Registered under Section 13(A) or 15(D) on Form 40-F of
    U.S. Securities & Exchange Act of 1934

Dear Shareholders,

You are cordially invited to attend the annual and special general meeting of shareholders of Rubicon Minerals Corporation (“Rubicon” or the “Company”) which will be held at the InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario M5V 2X3 on Monday, May 31, 2010 at 4:00 pm. (Toronto time).

On behalf of the Board of Directors, we are pleased to report to you our progress in 2009 as well as our outlook for the coming year.

In 2009, we continued to build upon success as we continued to aggressively explore and expand the F2 Gold System at our 100% owned Phoenix Gold Project.  As a result, Rubicon was of the best performing stocks in its class in 2009. We closed two major financings during 2009 for net proceeds of $120 million to ensure that the Company was well funded and that our ambitious exploration and development plans would not be dependent on uncertain and volatile capital market conditions.

To date we have completed over 125,000 meters of drilling on the F2 Gold System.  Based on our own exploration model and observations of similar deposits in the Red Lake gold district, our view in 2008 was that the F2 Gold System had potential to be significantly larger than the initial discovery.  Our exploration in 2009 has confirmed our view and we continue to further expand and explore what we believe is a major and important discovery. Exploration to date characterizes the F2 Gold System as one with multiple high grade gold intercepts and a very high ‘hit ratio’ which refers to the high proportion (more than 80%) of drill holes which have intersected significant gold mineralization. We believe that the F2 Gold System is one of only a handful of advanced gold projects worldwide that offer the dual advantages of both high gold grades and low political risk.

As a result of our financing strategy, we were able to fast track our exploration and plans from 2010 and beyond. We expanded our plans to include drilling an additional 158,000 metres during 2010 and the first quarter of 2011. Two thirds of this drilling is aimed at further testing and expanding the F2 Gold System with the remainder earmarked for infill and delineation drilling in the shallow depth, central part of the F2 Gold System which we now refer to as the F2 Core Zone. To this end we have extended the existing Phoenix shaft to 305 metres. This extension allows drilling to take place from both the 122 and 305 metre levels underground in addition to carrying out drilling from surface. In June 2010 we expect to commence excavation (drifting) to the F2 Core Zone to undertake detailed delineation drilling.

As the F2 discovery has evolved from discovery to advanced exploration and development, we have expanded our management team to bring on board required expertise. In June 2009, we appointed an experienced mine builder, Claude Bouchard, in the key role of VP Operations. Also, late in 2009, in response to the increasing legal and business demands brought on by rapid corporate growth and to help address permitting and other matters related to our ambitious programs, we appointed Glenn Kumoi as VP General Counsel and Corporate Secretary.

In summary, since our first land acquisition in 1996, we have always believed Red Lake to be the preeminent exploration district in the world for high grade gold which is why we have worked hard to gain and retain control of 40% of its key geological potential.  Nevertheless, finding a significant gold deposit in this fertile hunting ground has required expertise, persistence, some luck and a lot of cash.  In the F2 Gold System, we have made a significant breakthrough that offers great promise for the Phoenix Gold Project, for our regional land holdings and for providing shareholder value. All of our employees are to be commended and thanked for their efforts in 2009 to help make Rubicon a success. In addition, the Company would like to thank our shareholders for their continuing support. The year 2010 promises to be an exciting and news filled one as we transition from exploration to development.

Sincerely,

David W. Adamson, President & CEO

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special general meeting of shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held at the InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario, Canada on Monday, May 31, 2010, at the hour of 4:00 p.m. (Toronto time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2009, together with the report of the auditors thereon;

2.	to fix the number of directors at five;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint auditors of the Company for the ensuing year and authorize the directors to fix their remuneration; and

5.	to approve unallocated entitlements under the Company’s stock option plan for the ensuing 3 years.

In addition, the shareholders will be asked to consider any proper amendment to or any variation of a matter contained in this notice of meeting and to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.  Accompanying this notice of meeting are the proxy circular, and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.  The Company’s audited consolidated financial statements and management’s discussion & analysis for the financial period ended December 31, 2009 are available upon request, without charge or can be found online at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.rubiconminerals.com.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy or voting instruction form and then to complete, date, sign and deposit the form of proxy or voting instruction form in accordance with the instructions set out in the in the Circular and the form of proxy or voting instruction form.

BY ORDER OF THE BOARD

(signed) “David W. Adamson”

President and CEO
Vancouver, BC
April 23, 2010

RUBICON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, BC  V6C 2V6
Telephone:  (604) 623-3333
Facsimile:  (604) 623-3355
www.rubiconminerals.com

MANAGEMENT PROXY CIRCULAR
containing information as at April 23, 2010, unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This management proxy circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Rubicon Minerals Corporation (the “Company”) for use at the annual and special general meeting of shareholders of the Company to be held on Monday, May 31, 2010 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or postponement thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services.  In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company (“Common Shares”).  All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

The purpose of a proxy is to designate a person who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  A shareholder entitled to vote at the Meeting may, by means of a properly completed, executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who do not need to be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying proxy are the President & CEO and VP Investor Relations of the Company (the “Management Designees”).  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO DOES NOT NEED TO BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc., using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y
OR IF YOU HAVE A 15 DIGIT CONTROL NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683 (Toll free), or
BY INTERNET:	www.investorvote.com

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or the relevant preceding day if adjourned or postponed,  or to the chair of the Meeting on the day of the Meeting, or the relevant day if adjourned or postponed, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands.  Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands.  In addition, shares represented by proxies will be voted on any poll.  In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY “FOR” EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business.  At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, shareholders of the Company are “non-registered” shareholders because the Common Shares they beneficially own are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the non-registered holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant (a “Non-Registered Shareholder”).  If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

The Company has distributed copies of the Notice of Meeting, this Circular and the proxy (collectively, the “meeting materials”) to the Intermediaries for distribution to the Non-Registered Shareholders.

Distribution to Non-Objecting Beneficial Owners (“NOBOs”)

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”), the Company will have or will have caused its agent to distribute copies of the meeting materials as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

These meeting materials are being sent to both registered and non-registered owners of Common Shares.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

Distribution to Objecting Beneficial Owners (“OBOs”)

In addition, the Company will have or will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; OR

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.  Please contact Computershare Investor Services Inc. if you require further assistance.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Securities

The Company is authorized to issue an unlimited number of Common Shares without par value.  As at April 23, 2010, the Company has issued and outstanding 213,400,514 fully paid and non-assessable Common Shares, each Common Share carrying the right to one vote. The Company has no other classes of voting securities. The Common Shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them.  Unless otherwise specified, all items referred to herein which require a call for the voting of the Common Shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Dividends

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Participation in Assets on Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the assets of the Company.

Record Date

The board of directors of the Company (the “Board”) has fixed the close of business on April 23, 2010 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto Time) on Thursday, May 27, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of April 23, 2010.  All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “C$”.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly completed, executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment(s) or postponement(s) thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares is:

Name	No. of Common Shares	Percentage
Rob McEwen (Evanachan Ltd. and McEwen Trading LP)	45,714,357	21.4%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated Financial Statements of the Company for the financial year ended December 31, 2009 and the accompanying auditors’ report thereon will be presented to the Meeting.  A copy of the consolidated Financial Statements has been mailed to the shareholders as of the Record Date and who have requested them. A copy is also available online at www.sedar.com and the Company’s website at www.rubiconminerals.com.

FIX THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to fix the number of directors at five. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution fixing the number of directors of the Company at five.

ELECTION OF DIRECTORS

It is intended to elect five directors to the Board for the ensuing year.

The term of office of each of the current directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for a director.

As at the date hereof, the Company has established the following committees:

Audit Committee consisting of John R. Brodie, FCA (Chair), Christopher J. Bradbrook and Philip S. Martin;

Corporate Governance Committee consisting of Philip S. Martin (Chair), David R. Reid and Bruce A. Thomas, Q.C.;

Compensation Committee consisting of Christopher J. Bradbrook (Chair), Philip S. Martin and Bruce A. Thomas, Q.C.;  and

Nominating Committee consisting of Bruce A. Thomas, Q.C. (Chair), Philip S. Martin and John R. Brodie, FCA.

Management’s nominees for election to the Board are as follows:

Name, Present Office, Province & Country of Residence(1)	Present Principal Occupation or Employment(1)	Security Holdings(1)(2)
David W. Adamson President, CEO & Director British Columbia, Canada
Exploration Geologist; President and CEO of the Company from January 23, 2001 to present.
Dr. Adamson is a Director of Constantine Metal Resources Ltd. (TSX-V) and Paragon Minerals Corporation (TSX-V).
Dr. Adamson holds a B.Sc. (Hons.) from the University of Southampton, U.K. (1980), a M.Sc. (1984) at the University of Regina, Saskatchewan and a Ph.D. (1988) at the University of Aston in Birmingham, U.K.
Date First Appointed as a Director:  March 6, 1996
Shares: 1,279,189(3) Options: 1,050,000
David R. Reid Director British Columbia, Canada
Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present.
Mr. Reid is a Director of Far West Mining Ltd. (TSX) and Ross River Minerals Inc. (TSX-V). Mr. Reid holds a Bachelor of Arts degree and a law degree from the University of Victoria and is a member of the British Columbia and Ontario Bars. Mr. Reid has acted as counsel to the Company since its inception.
Date First Appointed as a Director:  April 6, 2001
Shares: 330,900(4) Options: 355,000
Bruce A. Thomas, Q.C. Director Ontario, Canada
Lawyer; Founding partner of Thomas Gold Pettingill LLP from July 2008 to present; Partner, Cassels Brock LLP from September 1980 to June 2008.
Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.
Date First Appointed as a Director:  July 13, 2009
Shares: 63,214 Options: 315,000
Christopher J. Bradbrook Director Ontario, Canada
Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to present; Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to present; President & CEO, New Gold Inc. (TSX; AMEX) from October 2004 to January  2008.
Mr. Bradbrook is a Director of Crocodile Gold Corp. (TSX).
Date First Appointed as a Director: December 14, 2005
Shares: 131,574 Options: 555,000
Julian Kemp, B.B.A., C.A. Nominee Ontario, Canada
Chartered Accountant; Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present.
Mr. Kemp is a Director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX), and is a Director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V).
Shares: Nil Options: Nil

(1)
The information as to province and country of residence, present principal occupation or employment and the number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
Common Shares beneficially owned, or controlled or directed, directly and indirectly.  None of the directors or their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.  Each Option entitles the holder to acquire one Common Share.

(3)	876,667 of 1,279,189 shares are held indirectly.

(4)	155,900 of 330,900 shares are held indirectly.

Corporate Cease Trade Orders or Bankruptcies

To the Company’s knowledge except as disclosed herein, no proposed director of the Company:

(a)
is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that,

(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to an exemption under securities legislation, that was in effect for a period of more than thirty days (an “Order”) and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On May 4, 2009, the British Columbia Securities Commission issued a cease trade order (“CTO”) against Ross River Minerals Inc. (“Ross River”), a public company of which David R. Reid is a director, for failure to file financial statements and the associated Management's Discussion & Analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission also issued a cease trade order against Ross River for failure to file financial statements and the associated Management’s Discussion & Analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the CTOs issued against Ross River were revoked on October 30, 2009.

Julian Kemp, B.B.A., C.A., has been a director of Goldgroup Mining Inc. (formerly known as Sierra Minerals Inc.) (“Sierra”) since 2001.  On April 4, 2007, the Ontario Securities Commission issued a cease trade order against the directors, officers and insiders of Sierra including Julian Kemp, Director, among others for the Company's failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006. The cease trader order was lifted on June 28, 2007.

Sanctions and Penalties

To the Company’s knowledge, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS AND REMUNERATION

The shareholders of the Company will be asked to vote for the appointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing De Visser Gray LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray LLP, Chartered Accountants is removed from office or resigns.

The shareholders will also be asked to vote for an ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year.

APPROVAL OF UNALLOCATED ENTITLEMENTS UNDER THE COMPANY’S 8.5% ROLLING STOCK OPTION PLAN

As at the date of this Circular, the Company has 8,226,500 stock options outstanding, which represents 4% of the issued and outstanding Common Shares.

TSX policies require that all unallocated options, rights or other entitlements (“Unallocated Entitlements”) under stock option plans that do not have a fixed maximum number of securities issuable be approved by a majority of a listed company’s directors and by the listed company’s shareholders three years after institution of the stock option plan and every three years thereafter.  Therefore, the Company is seeking shareholder approval of the Unallocated Entitlements under the Company’s existing 8.5% rolling stock option plan (the “Stock Option Plan”).  If such approval is not obtained Unallocated Entitlements as at the time of the Meeting will be cancelled and will not longer be available for grant, and options that are otherwise cancelled or expire will no longer be available for re-grant.

For particulars with respect to the terms of the Stock Option Plan, see “Stock Option Plan” in this Circular.

A copy of the Stock Option Plan is available for viewing up to the date of the Meeting at the Company’s offices at Suite 1540, 800 West Pender Street, Vancouver, BC, V6C 2V6, and at the Meeting.  A copy of the Stock Option Plan was also publicly filed on June 13, 2007, and is available for viewing, on the SEDAR website (www.sedar.com).

The approval of the Unallocated Entitlements under the Stock Option Plan requires the affirmative vote of the holders of a majority of the issued and outstanding Common Shares entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider and, if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

“RESOLVED, as an ordinary resolution that:

1.           the Unallocated Entitlements under the Stock Option Plan be and are hereby approved and authorized until May 31, 2013; and

2.           any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote on the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)	“closing market price” means the price at which the company’s security was last sold, on the applicable date, on the Toronto Stock Exchange;

(d)	“NEO” or “Named Executive Officer” means each of the following individuals:

(i)	a CEO;

(ii)	a CFO;

(iii)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of NI 51-102F6 Statement of Executive Compensation, for that financial year; and

(iv)
each individual who would have been an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features; and

(f)
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the Circular contains a discussion of the elements of compensation earned by the Company’s Named Executive Officers, who include David W. Adamson (President and Chief Executive Officer), Robert G. Lewis (Chief Financial Officer), Glenn Kumoi (Vice President General Counsel and Corporate Secretary), Matthew Wunder (Vice President Exploration), and Claude Bouchard (Vice President Operations).

Executive Compensation Philosophy and Objectives

The general compensation philosophy of the Company for the NEOs is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation to these executives to align their interests with those of the shareholders of the Company. In order to attract and retain key personnel, the Company employs a combination of base compensation, bonuses and equity participation through the Stock Option Plan adopted by the Board on March 30, 2007 and approved by the shareholders on May 14, 2007 (see “Stock Option Plan” below for a summary of the material terms of the Stock Option Plan and amendments thereto).

How Executive Compensation is Determined

The recommendations for the compensation of the Company’s executive officers and the recommendations with respect to the Company’s Stock Option Plan are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee’s recommendations are reviewed with the Board and then the Board, after a broad discussion, makes a final determination of the compensation for each NEO as part of an annual, year-end process. At this exploration stage of the Company’s development, no formal objectives or criteria are used by the Board in a formulaic manner to determine the ultimate compensation for each NEO.

The Compensation Committee of the Company consists of Christopher J. Bradbrook (Chair), Philip S. Martin and Bruce A. Thomas, Q.C., all of whom are independent directors.  No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness.  No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such company performance. Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company’s financial performance. Bonus levels will be, in part, determined by level of position with the Company. The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the Toronto Stock Exchange.  See “Stock Option Plan” on page 20. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders. The Company’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Previous grants of stock options may be taken into consideration when considering new grants.

The Compensation Committee did not retain Hay Group Limited (“Hay”) the independent third party executive compensation consultants that they retained in 2008, when they made compensation recommendations to the Board in respect of the 2009 fiscal year. The Compensation Committee’s recommendations were reviewed with the Board in 2009 and it was the view of the Compensation Committee that the 2008 comparator group information was accurate enough for the executive compensation determinations to be made in December 2008 for the 2009 fiscal year.  In December of 2008, the Compensation Committee recommended that no salary increases be awarded given the challenges in the global macro-economic markets.  At this time, options were recommended to be granted to the executives to encourage retention and to provide future incentives. The Board agreed with these recommendations. In June 2009, after the beginning of the recovery in the global macro-economic markets, and given the stronger financial position the Company was in after its successful financing in March of 2009, it was recommended by the Compensation Committee that a 5% salary increase be granted to all employees, including the executives.  It was noted that no bonuses had been paid in January 2009 and all salaries had been frozen at that time.  This salary increase was granted primarily for retention purposes.  The Board agreed with these recommendations.

In its deliberations, the Compensation Committee considered the following peer group that had been assembled by Hay in 2008.  Although the following comparator group contains companies significantly larger than the Company, Hay compared the Company’s NEOs to similar positions and responsibilities within the comparative companies:

• IAMGOLD Corporation	• Potash Corporation of Saskatchewan Inc. – Cory
• IAMGOLD – BA	• Potash Corporation of Saskatchewan Inc. – Lanigan
• IAMGOLD – CAM	• Potash Corporation of Saskatchewan Inc. – New Brunswick
• IAMGOLD – DOY	• Potash Corporation of Saskatchewan Inc. – Patience Lake
• IAMGOLD – DVD	• Potash Corporation of Saskatchewan Inc. – Rocanville
• IAMGOLD – GD	• Prairie Mines & Royalty Ltd.
• IAMGOLD – MS	• Prairie Mines & Royalty Ltd. – Boundary Dam Mine
• Kinross Gold Corporation	• Prairie Mines & Royalty Ltd. – Coal Valley Mine
• North American Palladium Ltd. – Lac des lles	• Prairie Mines & Royalty Ltd. – Genesee Mine
• NovaGold Resources Inc. – Galore Creek	• Xstrata
• NovaGold Resources Inc.	• Xstrata Canada Nickel Inc. – Raglan
• Pan American Silver Corp.	• Xstrata Canada Nickel Inc. – Sudbury
• Potash Corporation of Saskatchewan Inc. – Allan	• Xstrata Coal
• Potash Corporation of Saskatchewan Inc. – Corporate	• Xstrata Copper Canada
• Prairie Mines & Royalty Ltd. – Paintearth Mine	• Xstrata Nickel Canada
• Prairie Mines & Royalty Ltd. – Poplar River Mine	• Xstrata Zinc – Brunswick Mine
• Prairie Mines & Royalty Ltd. – Whitewood Mine	• Xstrata Zinc – Matagami
• Rio Tinto Exploration (Canada)	• Xstrata Zinc Canada
• Rio Tinto Iron Ore Canada
• Rio Tinto Iron and Titanium Inc.
• TVI Pacific Inc.
• Teck Cominco Metals Ltd. – Highland Valley Copper
• Teck Cominco Metals Ltd. – Trail Operation
• Teck Cominco Limited
• Washington Group Kapuskasing
• Western Oil Sands Inc.

In addition to the comparator group above, in 2008 Hay had also provided a smaller peer group analysis for companies generally similar in terms of their stage of development to the Company. The smaller peer group was as follows:

• Gold Eagle Mines Ltd.	• Premier Gold Mines Limited
• Fronteer Development Group Inc.	• Virginia Mines Inc.
• Crosshair Exploration & Mining Corp.	• Atna Resources Ltd.
• Linear Gold Corp.	• StrataGold Corporation
• Queenston Mining Inc.	• Vista Gold Corp.

Finally, management maintains a more extensive peer group list which is made available to the Compensation Committee during its evaluations. This peer group list is as follows:

• Atna Resources Ltd.	• Osisko Mining
• Banro Corporation	• PDX Resources
• Crosshair Exploration & Mining Corp	• Polymet Mining
• Fronteer Development Group Inc.	• Premier Gold Mines Limited
• Gold Eagle Mines Ltd.	• Queeston Mining Inc.
• Great Basin Gold Ltd.	• Richmont Mines
• Lake Shore Gold	• StrataGold Corporation
• Laramide Resources Ltd.	• Virginia Mines Inc.
• Linear Gold Corp.	• Vista Gold Corp.
• Nautilus Minerals Ltd.

The Compensation Committee uses the information provided by Hay in its deliberations but does not allocate total compensation value solely on this data. The Compensation Committee takes into account qualitative elements to reflect overall market conditions, past market practices as well as the Compensation Committee’s discretionary assessment of individual performance and ability to contribute to short and long-term success of the business.

See “Summary Compensation Table” on page 14 for more information on remuneration of Named Executive Officers.

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Precious Metals and Minerals Sub-Index (Total Return Index Value) for the financial periods 2004 through 2009, assuming a $100 initial investment with all dividends reinvested.

	2004	2005	2006	2007	2008	2009
Rubicon Minerals Corporation	$100.00	$82.64	$119.89	$187.48	$181.10	$637.69
S&P/TSX Composite Total Return Index	$100.00	$124.13	$145.55	$159.86	$107.10	$144.65
S&P/TSX Composite - Precious Metals & Minerals Total Return Sub-index	$100.00	$114.07	$133.33	$119.96	$56.37	$89.91

Notes:

(1)
The Company’s share prices for 2004-2005 were adjusted to 64.8% of actual to reflect pre-plan of arrangement valuation of assets remaining after the December 8, 2006 distribution of Africo and Newfoundland assets to new companies.

(2)	Each Index for years 2004 through 2009 is as at December 31 of each year.

In this Circular, NEOs compensation is reported only for 2008 and 2009. The average total compensation of the NEOs increased by 38% in 2009 as compared to 2008.  The total return for the year on an investment in Rubicon common shares made at the beginning of each year, increased by 265% in 2009 as compared to 2008.

Option-based Awards

The process the Company uses to grant option-based awards to executive officers is described under “Compensation Discussion and Analysis” on page 11.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2009 and December 31, 2008, in respect of the individuals who were, at December 31, 2009, the Chief Executive Officer, the Chief Financial Officer, the Vice President, General Counsel and Corporate Secretary, the Vice President, Exploration and the Vice President, Operations of the Company.

Summary Compensation Table

Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation(2) ($)	Total Compensation ($)
David W. Adamson President & CEO	2009 2008	225,225 214,500	- -	264,375 145,000	- -	- -	- -	- 48,750	489,600 408,250
Matthew Wunder Vice-President, Exploration	2009 2008	190,575 181,500	- -	119,850 72,500	- -	- -	- -	- 24,750	310,425 278,750
Claude Bouchard Vice-President, Operations	2009 2008	133,525 N/A	- N/A	204,000 N/A	- N/A	- N/A	- N/A	- N/A	337,525 N/A
Glenn Kumoi Vice-President General Counsel and Corporate Secretary	2009 2008	13,885 N/A	- N/A	500,000 N/A	- N/A	- N/A	- N/A	- N/A	513,885 N/A
Robert G. Lewis CFO	2009 2008	190,575 181,500	- -	119,850 58,000	- -	- -	- -	- 24,750	310,425 264,250

Notes:

(1)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.  The significant assumptions used in applying this model to the 2009 grants were: estimated future risk-free interest rate: 1.75% to 2.54%, estimated time to exercise: 4 to 5 years, estimated future volatility of the Company’s share price: 66% to 72%, estimated future annual dividends: Nil.

An option awarded during 2009 had an exercise price equal to the previous closing price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(2)	The “All Other Compensation” column represents bonuses paid in 2008. No bonuses were paid in 2009.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each Named Executive Officer of the Company at the end of the financial year ended December 31, 2009:

Option-Based Awards					Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David W. Adamson	125,000	0.74	15/Jan/2012	532,500	-	-
	250,000	1.04	13/Feb/2013	990,000	-	-
	375,000	1.31	02/Jan/2014	1,383,750	-	-

Robert G. Lewis	150,000	0.48	12/Sep/2010	678,000	-	-
	75,000	0.74	15/Jan/2012	319,500	-	-
	100,000	1.04	13/Feb/2013	396,000	-	-
	170,000	1.31	02/Jan/2014	627,300	-	-

Matthew Wunder	150,000	1.90	01/Jul/2012	465,000	-	-
	125,000	1.04	13/Feb/2013	495,000	-	-
	170,000	1.31	02/Jan/2014	627,300	-	-

Claude Bouchard	125,000	1.89	15/Apr/2015	388,750	-	-

Glenn Kumoi	200,000	4.53	07/Dec/2014	94,000	-	-

Notes:

(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2009, and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long term incentive plan for NEOs.

Incentive plan awards – value vested or earned during 2009

Name	Option-based awards -Value vested during the year(1) ($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David W. Adamson	492,500	-	-
Robert Lewis	218,800	-	-
Matthew Wunder	227,175	-	-
Claude Bouchard	294,000	-	-

Note:

(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

The stock options and values of option-based awards noted above were granted by the Board based on the recommendations of the Compensation Committee under the Company’s Stock Option Plan and amendment thereto, which was previously approved by the shareholders of the Company.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits and Employment Contracts

The employment agreements of each of the NEOs, at the date of this information circular, provide for: (1) salary, and at the discretion of the Board upon annual reviews; (2) bonus; and (3) stock option grants (see Compensation Table page 15). The employment agreements have initial terms of two to three years and are currently automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. The agreements also provide that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of the NEO, each may elect to continue to be employed by the Company or give notice of termination within the following time frames in which event the Company shall pay the following amounts:

David W. Adamson, CEO - 18 months from the Significant Change may elect to terminate and receive two times annual salary; Glenn Kumoi, VP General Counsel and Corporate Secretary - six months from the Significant Change may elect to terminate and receive two times annual salary; Matthew Wunder, VP Exploration - six months from the Significant Change may elect to terminate and receive two times annual salary; Claude Bouchard, VP Operations - six months from the Significant Change may elect to terminate and receive two times annual salary and Robert G. Lewis, CFO - six months from the Significant Change may elect to terminate and receive two times annual salary.

The criteria used to determine the amount payable to the NEOs was based on industry standards and the Company’s financial circumstances.  The employment agreements with the NEOs and subsequent increases in salaries were accepted by the Board based on recommendations of the Compensation Committee.

Director Compensation

The Board has the responsibility of determining the compensation of the Company’s directors upon recommendation of the Compensation Committee.  The Board, upon recommendation of the Compensation Committee, has determined that the principal method of compensating directors is through an annual retainer, meeting fees and the grant of stock options.  The annual retainer and meeting fees are paid in cash.

The objective in setting the compensation for the directors is to ensure that the Company can attract and retain a high quality of candidates. The compensation in 2009 for the directors is summarized in the following table.

Director Compensation Table

During the financial year ended December 31, 2009, the Company paid compensation, directly or indirectly, to directors of the Company other than the NEO as follows:

Name(1) (a)	Fees earned(2) ($) (b)	Share-based awards ($) (c)	Option-based awards ($)(4)(5) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Pension value ($) (f)	All other Compensation ($) (g)	Total ($) (h)
John R. Brodie, FCA	23,678	-	81,075	-	-	-	104,753
David R. Reid (3)	-	-	81,075	-	-	-	81,075
Christopher J. Bradbrook	22,523	-	81,075	-	-	-	103,598
Philip S. Martin	24,833	-	81,075	-	-	-	105,908
Kevin D. Sherkin(6)	31,488	-	81,075	-	-	-	112,563
Bruce A. Thomas, Q.C.	7,508		346,000				353,508

Notes:

(1)
The Company at the end of the financial year December 31, 2009, had six directors, one of whom (David Adamson) is a NEO.  For a description of the compensation paid to Dr. Adamson, please refer to the Summary Compensation Table found on page 14 of this Circular.

(2)
The independent directors were paid a quarterly fee, in advance, of $3,465 plus $577.50 for each directors’ meeting or committee meeting attended and an additional quarterly fee of $866.25 if they hold the position of chair of any committee.  All of the directors in the above table, except for David R. Reid, are considered by the Company to be independent.

(3)
David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  During the fiscal year 2009, the Company paid legal fees to Davis LLP, aggregating to $810,448 (2008 - $198,442).  As at December 31, 2009, Davis LLP is owed $5,000 (2008 - $19,500.  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

(4)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.  The significant assumptions used in applying this model to the 2009 grants were: estimated future risk-free interest rate: 1.83% to 2.54%, estimated time to exercise: 4 to 5 years, estimated future volatility of the Company’s share price: 66% to 72%, estimated future annual dividends: Nil.

An option awarded during 2009 had an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(5)
During the financial year ended December 31, 2009, the terms of outstanding stock options were amended to allow exercise after a resignation without prejudice up to the original expiry date where the director had completed 2½ years of continuous service. Details of the stock option plan and amendments thereto including this policy change are found under “Stock Option Plan” beginning on page 20.

(6)	Ceased being a director on July 31, 2009.

None of the directors of the Company other than the NEO, received, during the financial year ended December 31, 2009, compensation pursuant to:

(a)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(b)
any arrangement for the compensation of directors for services as consultants or experts for the financial year end December 31, 2009, other than as disclosed in note 3 to the Compensation Table above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each director, who is not a NEO of the Company, as at the end of the financial year ended December 31, 2009, the most recent financial year end, including awards granted before the most recently completed financial year:

Option-Based Awards					Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David R. Reid	50,000	0.74	15/Jan/2012	213,000	-	-
	75,000	1.04	13/Feb/2013	297,000	-	-
	115,000	1.31	02/Jan/2014	424,350	-	-

Christopher J. Bradbrook	200,000	0.56	14/Dec/2010	888,000	-	-
	50,000	0.74	15/Jan/2012	213,000	-	-
	75,000	1.04	13/Feb/2013	297,000	-	-
	115,000	1.31	02/Jan/2014	424,350	-	-

Philip S. Martin	50,000	0.74	15/Jan/2012	213,000	-	-
	75,000	1.04	13/Feb/2013	297,000	-	-
	115,000	1.31	02/Jan/2014	424,350	-	-

Bruce A. Thomas, Q.C.(5)	200,000	3.12	13/Jul/2014	376,000

John R. Brodie, FCA	50,000	0.74	15/Jan/2012	213,000	-	-
	75,000	1.04	13/Feb/2013	297,000	-	-
	115,000	1.31	02/Jan/2014	424,350	-	-

Kevin D. Sherkin(4)	57,500	1.31	02/Jan/2014	212,175	-	-

Notes:

(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2009, and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long term incentive plan for the directors who are not also NEOs.

(4)	Mr. Sherkin resigned as director of the Company on July 13, 2009.

(5)	Mr. Thomas was appointed as director of the Company on July 13, 2009.

Incentive plan awards – value vested or earned during 2009

Name	Option-based awards -Value vested during the year(1)($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David R. Reid	150,475	N/A	-
Christopher J. Bradbrook	150,475	N/A	-
Philip S. Martin	150,475	N/A	-
John R. Brodie, FCA	150,475	N/A	-
Kevin D. Sherkin	150,475	N/A	-
Bruce A. Thomas, Q.C.	Nil	N/A	-

Note:

(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(1) (c)
Equity compensation plans approved by securityholders(2)	5,755,000	1.46	12,368,531
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,755,000		12,368,531

Notes:

(1)	Amounts listed in column (c) represent the Stock Option Plan limitation of 8.5% of the issued and outstanding Common Shares less issued options as listed in column (a).

(2)
The Stock Option Plan was adopted by the Board on March 30, 2007 and approved by the shareholders on May 14, 2007. See “Stock Option Plan” below for a summary of the material terms of the Stock Option Plan and amendments thereto.

Stock Option Plan

Purpose of the Stock Option Plan

The purpose of the Stock Option Plan is to provide an incentive to the Company’s directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new personnel.  The Company decided to implement the Stock Option Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/TSX Policies

The Stock Option Plan is administered by the Compensation Committee. A copy of the Stock Option Plan, as originally approved by the shareholders on May 14, 2007, is available online at www.sedar.com.  The following is a brief description of the principal terms of the Stock Option Plan and significant amendments, which description is qualified in its entirety by the terms of the Stock Option Plan:

1.
The maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any shares reserved for granting new options under the Stock Option Plan, cannot exceed 8.5% of the issued and outstanding Common Shares at the time of grant from time to time. As at April 23, 2010, 8.5% of the Company’s issued capital is 18,139,044 shares. The Company may also continue to grant options under the Stock Option Plan as its issued capital increases.

2.
The exercise price of the stock options, as recommended by the Compensation Committee, may not be less than the closing market price of the Common Shares on the TSX immediately prior to the time of the grant of an option.

3.
Stock options under the Stock Option Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.	The grant of options under the Stock Option Plan is subject to the limitation that the aggregate of:

(a)	the number of Common Shares issuable to insiders (including their associates), at any time; and

(b)	the number of Common Shares issued to insiders (including their associates), within any one year period under the Stock Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

5.
The term for exercise of a stock option under the Stock Option Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Stock Option Plan.  Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within 10 business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

6.	The Stock Option Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

7.	The Stock Option Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

8.
Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for a reason other than disability, death or termination for cause, such person’s stock option shall terminate on the date which is the earlier of 90 days after the date of termination and the expiry date of the option.  If such person is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board.

9.
Under the Stock Option Plan, the Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant. In July 2007, the Board adopted a policy of standardized vesting to 6 and 12 months. The vesting dates of certain previously issued options were accelerated pursuant to this policy.

10.
If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of shares available under the Stock Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board such that the right to receive Common Shares on exercise of an option shall be converted into the right to receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

11.
If a Change in Control (as defined in the Stock Option Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject.  If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid.  If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

12.
Except in certain limited circumstances, the options are non-assignable and non-transferable.  Upon the death of an optionee, the options are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death.  In the event a death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.  In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.

13.
If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Stock Option Plan covering the shares not purchased under such lapsed options.

14.
The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

15.	The Stock Option Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Stock Option Plan in order to:

(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Stock Option Plan;

(b)	materially increase the benefits accruing to participants under the Stock Option Plan;

(c)	add any form of financial assistance; or

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Stock Option Plan.

For greater certainty, the Board may make any amendment to the terms of the Stock Option Plan other than as described at subsections 15(a) to (d) above without obtaining shareholder approval, including the following types of amendments:

(a)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(b)
the addition of a deferred or restricted share unit or any other provision to the Stock Option Plan which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(c)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

On June 18, 2008, the plan was amended by the Board, after TSX approval, to allow the directors to extend the time for the expiry of options after a termination.  Section 9.1of the Stock Option Plan was replaced with the following:

“9.1 Termination of Options – To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate;

(b)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for cause, the date of such termination for cause or such later date determined by the Board which can be no later than the expiry date of the Term of the Option;

(c)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for a reason other than such person’s Disability, death, or termination for cause, the earlier of 90 days after such date of termination and the expiry date of the Term of the Option or such later date determined by the Board of Directors of the Company which can be no later than the original expiry date of such option;

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer assignment of hypothecation, of such Option in violation of Section 8.1 above.”

The purpose of the change was to allow the Board to extend the 90 day limitation in appropriate situations. Securityholder approval of the amendment is not required pursuant to section 11.2 of the Stock Option Plan.

On June 18, 2008, the Board adopted a policy, pursuant to this amendment, to modify current and future stock option agreements such that the requirement to exercise options for eligible employees or full time consultants be extended to the expiry date of those options once they have been engaged full time continuously by the Company for 2.5 years (30 months) and provided also that they have either  a) resigned their position without prejudice to the Company in accordance with their employment agreements or contracts or  b) are terminated without cause including through a change of control.  On July 10, 2009, the Board extended this policy to current and future stock option agreements of directors and officers of the Company on the same conditions.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

As of the date hereof, no director, executive officer, officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors.  Such information can be found at pages 30 to 35 of the Company’s Annual Information Form for the financial year ended December 31, 2009, and the full text of the Company’s Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com.  A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their governance practices in accordance with that instrument.  A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set out in Schedule “A” attached hereto.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company’s financial statements and auditors’ report thereon and management’s discussion and analysis for the financial year ended December 31, 2009.

Shareholders wishing to obtain a copy of the Company’s financial statements and management’s discussion and analysis may contact the Company as follows:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street

Vancouver, BC

V6C 2V6

Telephone:  (604) 623-3333

Facsimile:  (604) 623-3355

Website:  www.rubiconminerals.com

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

                               BY ORDER OF THE BOARD OF DIRECTORS

                               (signed) “David W. Adamson”

                               President and CEO

Vancouver, British Columbia
April 23, 2010

SCHEDULE “A”

RUBICON MINERALS CORPORATION

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1.Board of Directors (a)Disclose the identity of directors who are independent.
(a)The Company has four independent directors, namely: Philip S. Martin, John R. Brodie, FCA, Christopher J. Bradbrook and Bruce A. Thomas, Q.C.  These directors are considered independent under NI 52-110 and NYSE.AMEX Rule 121(b).

(b)Disclose the identity of directors who are not independent, and describe the basis of that determination.
(b)The Company has two non-independent directors, namely: David W. Adamson, who is not independent because he is the Company’s President & CEO, and David R. Reid, who is not independent because he is a partner at Davis LLP, which provides legal services to the Company.

(c)Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.
(c)The Board consists of a majority of directors who are independent.
(d)If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)The following directors are presently also directors of other reporting issuers as listed:
•David W. Adamson:  Constantine Metal Resources Ltd. (TSX-V) and Paragon Minerals Corporation (TSX-V).
•David R. Reid:  Far West Mining Ltd. (TSX) and Ross River Minerals Inc. (TSX-V).
•John R. Brodie, FCA:  Far West Mining Ltd. (TSX); AgGrowth International Inc. (TSX);  Silver Standard Resources Inc. (TSX); Western Coal Corp. (TSX) and Pacific Safety Products Ltd. (TSX-V).
•Philip S. Martin:  Bear Lake Gold Ltd. (TSX-V); Advanced Primary Minerals Corporation (TSX-V) and Starfield Resources Inc. (TSX)

• Christopher J. Bradbrook: Crocodile Gold Corp. (TSX)

(e)Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)The independent directors of the Board hold at least one meeting per year in which non-independent directors and members of management are not in attendance and as many more such meetings as are deemed necessary.  The independent directors have held two meetings since the beginning of the Company’s 2009 financial year.  Those meetings were held on March 24, 2009 and September 22, 2009.

(f)Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)Christopher Bradbrook has served as the Independent Lead Director since his appointment on December 15, 2005. Mr. Bradbrook’s responsibilities include (a) presiding over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serving as liaison with the other independent directors; (c) consulting with the CEO regarding meeting agendas and information sent to the Board; and (d) notifying other members of the Board regarding any legitimate shareholder concerns of which he becomes aware.

(g)Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.
(g)The Board has held 8 meetings since the beginning of the Company’s most recently completed financial year.  The attendance record for the present six directors of the Company is:
•David W. Adamson: 8
•David R. Reid: 8
•John R. Brodie, FCA: 7
•Philip S. Martin: 8
•Bruce A. Thomas, Q.C.: 4(1)
•Christopher Bradbrook: 8
Note:
1.Bruce A. Thomas, Q.C., was appointed a director on July 13, 2009.

2.Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Guidelines attached hereto as Exhibit 1.
3.Position Descriptions
(a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)Because of the small size of the Board, the Board has not developed written position descriptions for the chair and the chair of each Board committee.  While the Company has not created written position descriptions, the role and responsibilities of the chair of the Board and the chair or each Board committee are delineated in the Company’s Corporate Governance Guidelines.

(b)Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b)The Board and CEO have not developed a written position description for the CEO.  However, the directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company.  All material contracts and agreements are put before the directors for approval and/or ratification.  The Board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

4.Orientation and Continuing Education
(a)Briefly describe what measures the board takes to orient new directors regarding:
(i)the role of the board, committees and its directors; and
(ii)the nature and operation of the Company’s business.

(a)The CFO is responsible for providing an orientation for new directors.  Director orientation and on-going training includes presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.  Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

(b)Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)The CFO is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.
5.Ethical Business Conduct
(a)Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:
(i)disclose how a person or company may obtain a copy of the written code;
(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and
(iii)provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs.  Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability and fair business practice.
The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance Committee for the day-to-day implementation and administration of the Code.  Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee.  A copy of the Code is available on Sedar at www.sedar.com.  The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company.  Complaints can be made internally to the Chair of the Company’s Audit Committee or externally to the Company’s legal counsel.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.
(b)Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.

(b)Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c)Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
(c)The Board has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and Code of Business Conduct and Ethics to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company.

6.Nomination of Directors (a)Describe the process by which the board identifies new candidates for board nomination.
(a)The process by which the Board identifies new candidates for Board nomination is provided in the Company’s Corporate Governance Guidelines and the Nominating Committee Charter.  When a Board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the Board.

(b)Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b)The Board has a nominating committee consisting of Bruce A. Thomas, Q.C. (Chair), Philip S. Martin and John R. Brodie, FCA, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE.AMEX Rule 805.

(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c)The Nominating Committee Charter provides that:
•The Nominating Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs.  In addition, on an annual basis, the Committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

•The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the Committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the Committee in fulfilling its responsibilities.

•The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders.

7.Compensation (a)Describe the process by which the board determines the compensation for the Company’s directors and officers.
(a)The Company’s Compensation Committee assesses performance and recommends the remuneration of senior officers.  The Compensation Committee also administers the Company’s stock option plan.  The Compensation Committee may recommend to the Board the granting of stock options to directors of the Company as well as recommend directors’ fees, if any, from time to time.  Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b)Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(b)The Company’s Compensation Committee is comprised of Christopher J. Bradbrook (Chair), Philip S. Martin and Bruce A. Thomas, Q.C., each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE.AMEX Rule 805.

(c)If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)The role of the Compensation Committee is primarily to administer the Company’s stock option plan and to determine the remuneration of senior officers of the Company.

(d)If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

    (d)The Compensation Committee retained Hay in 2008 as it was the view of the Compensation Committee that the 2008 comparator group information was accurate enough for the executive compensation determinations to be made in December 2008 for the 2009 fiscal year.  See “Statement of Executive Compensation - How Executive Compensation is Determined” in the Circular.

8.Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has a Corporate Governance Committee.  The primary functions of this committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement) should resign as a director and make the appropriate recommendations to the Board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of the Company; to review critically each director’s  continuation on the Board every year, to establish a process for the evaluation of the performance of the Board and each of its committees and such other tasks as may be assigned to the committee by the Board from time to time.

9.Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Guidelines provide that the committee shall review critically each director’s continuation on the Board every year considering among other things, a director’s service on other Boards and the time involved in such other service, and establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board and the results of this evaluation.

EXHIBIT 1

TO SCHEDULE “A”

RUBICON MINERALS CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.	MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value. The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a)	develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b)	review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c)	regularly monitor the effectiveness of management policies and decisions;

(d)	select, evaluate and compensate the Chief Executive Officer (the “CEO”) and other senior officers and review management succession planning;

(e)	assess major risks facing the Company and review options for their mitigation;

(f)	ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g)
review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assesses the scope, implementation and integrity of the Company’s internal control systems;

(h)	appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time; and

(i)	establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2.	DIRECTOR QUALIFICATIONS AND SELECTION

2.1	Board and Director Requirements

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board will propose a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member. The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

The Board will have a majority of directors who meet the criteria for independence as defined in National Instrument 58-201 Corporate Governance Guidelines and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time. The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.

3.	BOARD LEADERSHIP AND TERM

3.1	Board Leadership

The Board selects the Chairman of the Board (“Chairman”) in the manner and based on the criteria that it deems best for the Company at the time of selection. The role of the Chairman and Chief Executive Officer should be separate, where possible. Unless the Chairman is an independent director, or if there is no Chairman appointed, the Board will have a designated lead director of the Board, who will meet the Company’s independence criteria. The lead director will (a) preside over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.

3.2	Directors’ Tenure Policy

The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3           Term Limits and Re-election

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company.  As an alternative to term limits, the Corporate Governance Committee will review critically each director’s continuation on the Board every year.

3.4	Changes to the Board

Changes to the Board will be announced by press release.

4.	DUTIES OF BOARD MEMBERS

4.1	Director Responsibilities

All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders.  Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2	Service on Other Boards

The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company.  The Nominating Committee will take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chairman, if any, or the designated lead director, and the chairman of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another company which is a potential competitor of the Company.

4.3	Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4	Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company. The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5	Director Orientation and Continuing Education

The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

4.6           Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.	BOARD COMPENSATION

5.1           Directors’ Fees

Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Compensation Committee and the Board, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2	Additional Compensation

In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.	BOARD MEETINGS AND COMMUNICATIONS

6.1	Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year. In addition, special Board meetings will be called as necessary. Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve. Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2	Board Agendas

The Chairman, if any, or the designated lead director, will establish the agenda for each Board meeting in advance. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3	Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting. Directors are required to review such materials before Board meetings to enable a full discussion at the meetings. Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4	Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5           Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Board will designate a lead independent director to lead such sessions. Minutes of each meeting must be prepared.

6.6           Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company’s lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 - 800 West Pender Street, Vancouver, BC V6C 2V6. Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares. The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue. For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chairman of the Audit Committee.

7.	EVALUATION AND SUCCESSION

7.1	Annual Performance Evaluation

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board on the results of this evaluation.

7.2	CEO Evaluation

The Compensation Committee will conduct an annual review of the CEO’s performance. The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company. The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management. The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company’s shareholders. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO. In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO’s performance.

7.3           Management Succession

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO. The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO. In the absence of a Compensation Committee, the Board should perform these functions.

8.	BOARD COMMITTEES

8.1	Committee Structure

The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines. The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board’s powers. Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and this Corporate Governance Guidelines. In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny. All significant findings of a committee are presented to the full Board for discussion and review.

8.2           Corporate Governance Committee

The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors. The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes. The Corporate Governance Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in this Policy, or as assigned by the Board from time to time. In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

8.3           Compensation Committee

The Compensation Committee should be composed entirely of independent directors. In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.

8.4           Nominating Committee

If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors. The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

8.5           Committee Charters and Responsibilities

Each key committee will have its own charter. The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.

8.6	Committee Agendas

The chairman of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda.

8.7	Compensation of Committee Members

The members of committees are entitled to receive such fees as the Board determines.

8.8	Advisors

The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services. Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.

9.	CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct. The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity. In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.

10.	MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents. Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change, In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified. In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in these guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005.